Exhibit 99.1

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025 (Unaudited)

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US Dollars)

(Unaudited)

As at,	Notes	September 30, 2026	December 31, 2025
		$	$
ASSETS
Current
Cash and cash equivalents	3	6,175	9,804
Short-term investments	4	46,839	17,906
Sales tax, interest and other receivables		923	370
Prepaid expenses, deposits and other current assets	5	4,042	3,804
Total current assets		57,979	31,884

Property and equipment		6	5

TOTAL ASSETS		57,985	31,889

LIABILITIES
Accounts payable and accrued liabilities	6	7,748	4,105
Deferred contribution liability	7	614	-
Total current liabilities		8,362	4,105

Total Liabilities		8,362	4,105

SHAREHOLDERS’ EQUITY
Common Shares	8	135,443	85,828
Pre-Funded Warrants	8	17,834	15,480
Contributed surplus		12,664	10,166
Accumulated deficit		(114,624)	(81,970)
Accumulated other comprehensive loss		(1,694)	(1,720)
Total shareholders’ equity		49,623	27,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		57,985	31,889

Commitments and Contingencies (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in thousands of US Dollars, except for per share amounts)

(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2026	2025	2026	2025
	$	$	$	$

Research and development (“R&D”)	7,11	8,998	3,994	25,943	12,971
General and administrative (“G&A”)	11	2,679	1,972	7,942	5,841

TOTAL R&D AND G&A EXPENSES		(11,677)	(5,966)	(33,885)	(18,812)

OTHER INCOME AND EXPENSES
Finance income		535	349	1,527	1,104
Foreign exchange gain/(loss)		12	(185)	(181)	252

NET LOSS BEFORE INCOME TAXES		(11,130)	(5,802)	(32,539)	(17,456)

Income taxes		(38)	(19)	(115)	(114)

NET LOSS FOR THE PERIOD		(11,168)	(5,821)	(32,654)	(17,570)

OTHER COMPREHENSIVE LOSS
Items that may be reclassified to net loss
Foreign currency translation adjustments		3	-	26	62

TOTAL COMPREHENSIVE LOSS		(11,165)	(5,821)	(32,628)	(17,508)

Basic and diluted loss per Common Share	8	$(0.53)	$(0.39)	$(1.62)	$(1.23)
Basic and diluted loss per Pre-Funded Warrant	8	$0.00	$0.00	$0.00	$0.00
Weighted average number of Common Shares	8	21,183,573	14,818,699	20,161,575	14,305,774

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in thousands of US Dollars)

(Unaudited)

For the nine months ended September 30, 2026 and 2025

	Common Shares	Common Shares	Pre-funded Warrants	Pre-funded Warrants	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number	$	Number	$	$	$	$
Balance - December 31, 2024 (Note 8)	13,818,322	78,131	4,297,313	19,967	7,900	(57,097)	(1,737)	47,164
Exercise of warrants (Note 9)	468,591	2,928	-	-	(834)	-	-	2,094
Exercise of Pre-Funded Warrants (Note 8)	1,137,553	4,487	(1,137,570)	(4,487)	-	-	-	-
Stock-based compensation (Note 10)	-	-	-	-	2,250	-	-	2,250
Net loss for the period	-	-	-	-	-	(17,570)	-	(17,570)
Foreign currency translation adjustment	-	-	-	-	-	-	62	62
Balance – September 30, 2025	15,424,466	85,546	3,159,743	15,480	9,316	(74,667)	(1,675)	34,000
Balance - December 31, 2025 (Note 8)	15,458,903	85,828	3,159,743	15,480	10,166	(81,970)	(1,720)	27,784
Common Shares issued in equity offering, net of transaction costs (Note 8)	5,168,019	47,251	-	-	-	-	-	47,251
Pre-Funded Warrants issued in equity offering, net of transaction costs (Note 8)	-	-	495,049	4,650	-	-	-	4,650
Exercise of Pre-Funded Warrants (Note 8)	582,222	2,296	(582,228)	(2,296)	-	-	-	-
Common Shares issued upon exercise of stock options	7,295	68			(31)			37
Stock-based compensation (Note 10)	-	-	-	-	2,529	-	-	2,529
Net loss for the period	-	-	-	-	-	(32,654)	-	(32,654)
Foreign currency translation adjustment	-	-	-	-	-	-	26	26
Balance – September 30, 2026	21,216,439	135,443	3,072,564	17,834	12,664	(114,624)	(1,694)	49,623

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of US Dollars)

(Unaudited)

For the nine months ended,	Notes	September 30, 2026	September 30, 2025
		$	$

CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period		(32,654)	(17,570)
Items not affecting cash:
Depreciation of property and equipment		3	4
Stock-based compensation	10	2,529	2,250
Unrealized foreign exchange (gain)/losses		185	(276)
Net change in non-cash working capital balances:
Sales tax, interest and other receivables		(553)	231
Prepaid expenses and other current assets		378	(918)
Income taxes payable		(7)	30
Deferred contribution liability	7	614	-
Accounts payable and accrued liabilities		3,657	(86)
		(25,848)	(16,335)

FINANCING ACTIVITIES
Proceeds from exercise of stock options	10	37	-
Proceeds from exercise of warrants	9	-	2,094
Proceeds from Common Shares issuance, net of costs	8	47,251	-
Proceeds from Pre-Funded Warrants issuance, net of costs	8	4,650	-
Payment of deferred financing costs	5	(616)	-
		51,322	2,094

INVESTING ACTIVITIES
Purchases of short-term investments		(51,752)	(15,329)
Maturities of short-term investments		22,730	8,475
Purchase of property and equipment		(4)	(6)
		(29,026)	(6,860)

Effect of foreign currency exchange rates on cash and cash equivalents		(77)	332

DECREASE IN CASH AND CASH EQUIVALENTS		(3,629)	(20,769)

CASH AND CASH EQUIVALENTS – Beginning of period		9,804	40,073

CASH AND CASH EQUIVALENTS – End of period		6,175	19,304

Cash interest received included in operating activities		955	981

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

1.	Description of Business

Satellos Bioscience Inc. (“Satellos” or the “Company”) is a Canadian biotechnology and drug development company incorporated under the laws of Canada.  The head office, principal address, and records of the Company are located at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R 5B4 Canada, and the Company’s registered and records office is located at 199 Bay St., Suite 4000, Toronto, Ontario, M5L 1A9. The Company’s common shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Global Market (“Nasdaq”).

The Company has wholly owned subsidiaries in Australia (Satellos Bioscience Australia Pty Ltd) and in Delaware, USA (Satellos Bioscience US, Inc.).

On January 27, 2026, the Company completed a twelve-for-one share consolidation of its issued and outstanding Common Shares. The numbers of Common Shares, Pre-Funded Warrants, and Stock options have been adjusted on a retroactive basis.

2.	Basis of Presentation and Material Accounting Policies

2.1	Basis of presentation

The Company prepares its condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) applicable to the preparation of condensed consolidated interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.

The condensed consolidated interim financial statements have been prepared using the accrual basis of accounting at historical cost and in thousands of US dollars, unless otherwise stated.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on November 11, 2026.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Subsidiaries are consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

2.3	Summary of material accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in our audited annual consolidated financial statements for the year ended December 31, 2025, except for the accounting policy for research and development funding arrangements described below.

Research and development funding arrangements

The Company may enter into funding arrangements under which it receives contributions toward research and development activities and, in return, may be required to make future payments based on licensing revenues or product sales. Where such an arrangement contains a financial liability, the liability is initially measured at fair value and the residual amount of the funding represents the contribution component. The contribution component is initially recognized as a deferred contribution and is recognized as a reduction of the related research and development expenses as the qualifying expenditures are incurred, based on the principles of IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (IAS 20), applied by analogy. The financial liability is subsequently measured at amortized cost in accordance with IFRS 9, Financial Instruments (IFRS 9).

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.4	New and amended standards and interpretations

a)	New standards, amendments adopted in the period

Effective January 1, 2026, the Company adopted Amendments to IFRS 9, Financial instruments and IFRS 7, Financial instruments: Disclosures as issued by the IASB. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for certain financial liabilities settled through an electronic payment system prior to the settlement date. The Company elected to apply this option to all financial liabilities settled in cash through electronic payment systems that meet the required criteria. Such liabilities are derecognized before the settlement date when the related payment instruction cannot be withdrawn, stopped or cancelled, the Company no longer has access to the cash designated for settlement, and the related settlement risk is insignificant.

Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criteria, which requires that contractual cash flows consist only of repayments of principal and interest on the principal amount outstanding, and new disclosures for certain instruments with contractual terms that can change cash flows. The adoption of these amendments did not have a significant impact on the measurement or disclosure of financial assets and liabilities of the Company.

b)	New standards, amendments and interpretations issued but not yet effective

At the date of authorization of these condensed consolidated interim financial statements, the Company had not applied the following new and revised IFRS Accounting Standards that are not yet effective.

New accounting standard IFRS 18, Presentation and disclosure in financial statements

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) will provide new presentation and disclosure requirements and replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

The Company is currently evaluating the potential impact of this standard on its consolidated financial statements and disclosures.

2.5	Use of judgements and estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and expenses during the reporting period. Actual results could differ from these estimates.

The condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are accounted for prospectively.

Except for the estimates and judgements associated with the accounting for the FSHD Canada Funding Agreement (note 7), there have been no material changes to the nature of estimates and judgments reported in the Company's audited consolidated financial statements for the year ended December 31, 2025. These estimates and judgements associated with the FSHD Canada Funding Agreement include the determination of the fair value of the financial liability related to the contingent future payment obligation, which requires estimates regarding the expected timing and amount of future payments, including assumptions related to the expected commercialization timeline, projected sales, probability of technical and regulatory success, and the discount rate.

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	September 30, 2026	December 31, 2025
	$	$
Cash balances with banks	4,824	4,384
Short-term instruments	1,351	5,420
Total cash and cash equivalents	6,175	9,804

Cash and cash equivalents include cash held with financial institutions and highly liquid short-term instruments, including guaranteed investment certificates, with original maturities of three months or less. These instruments bear interest at either variable rates based on prevailing market rates or fixed rates for short-term instruments that have original maturities of less than three months.

4.	Short-term Investments

Short-term investments with initial maturities greater than three months and less than one year consist of the following:

	September 30, 2026	December 31, 2025
	$	$
Guaranteed Investment Certificates	46,839	17,906
Total	46,839	17,906

These instruments bear interest at fixed rates ranging from 2.51% to 4.51% (2025 – 2.5% to 4.35%) and mature at various dates within one year.

5.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	September 30, 2026	December 31, 2025
	$	$
Research and development deposits	2,920	3,617
Other prepaids and deposits	506	187
Deferred financing costs	616	-
Total prepaid expenses and other current assets	4,042	3,804

Research and development deposits primarily consist of advance payments to contract research organizations for services required for ongoing clinical trials and other planned research and development activities, including procurement of supplies and materials and preclinical work. Other prepaid expenses and deposits consist of advance payments for insurances, subscriptions, and other general and administrative items. Deferred financing costs include costs incurred in connection with the Company’s amended and re-stated shelf prospectus filing and at-the-market (“ATM”) equity facility. These costs relate to legal, regulatory filings, and other professional fees directly attributable to these activities.

6.	Accounts Payable and Accrued Liabilities

	September 30, 2026	December 31, 2025
	$	$
Trade payables	1,190	1,772
Accrued liabilities	6,554	2,261
Income taxes payable	4	72
Total accounts payable and accrued liabilities	7,748	4,105

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

7.	Deferred contribution liability

On September 21, 2026, the Company entered into a funding agreement (the “Funding Agreement”) with FSHD Canada Foundation to support eligible research and development activities related to the Facioscapulohumeral Muscular Dystrophy (FSHD) program. Under the Funding Agreement, the Company may become eligible to receive aggregate milestone-based funding of up to $4,893, in addition to $107 of contributions received for the R&D activities completed during the nine months ended September 30, 2025.The timing and receipt of the future funding is conditional upon the achievement of specified development milestones.

In consideration for the funding, Company may be required to make future payments to the FSHD Canada Foundation based on 20% of FSHD licensing revenue and, once cumulative FSHD net sales reach $20 million, 7.5% of FSHD net sales revenue. Aggregate payments are limited to four times the funding advanced. The Company has no obligation to commercialize the FSHD program.

The Funding Agreement contains both a financial liability component related to the contingent future payment obligation and a contribution component related to the funding of eligible research and development activities. The financial liability is initially measured at fair value, with the remaining amount recognized as the contribution component. For purposes of presentation, the estimated financial liability is included within the deferred contribution liability on the statement of financial position, as the amount is not material.

The contribution component is recognized as a reduction of research and development expenses as the related eligible expenditures are incurred. Amounts received in excess of cumulative eligible expenditures incurred remain recorded as a deferred contribution liability until such expenditures are incurred.

The following is a summary of changes in deferred contribution liability:

	September 30, 2026	December 31, 2025
	$	$
Opening balance, beginning of period	-	-
Funding received	894	-
Less: recognized as a reduction of research and development expenses	(280)	-
Deferred contribution liability, end of period	614	-

8.	Share Capital and Pre-Funded Warrants

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Share Consolidation

On January 27, 2026, the Company completed a twelve-for-one share consolidation of its issued and outstanding Common Shares. As a result of the share consolidation, 185,507,153 shares outstanding at the time of consolidation were consolidated into 15,458,903 common shares outstanding. All information in these condensed consolidated interim financial statements is presented on a post-share consolidated basis, including the comparative disclosures.

Loss per share

Loss per share is calculated using the weighted average number of Common Shares outstanding.

The effect of any potential exercise of the Company’s potentially dilutive securities outstanding during the three months and nine months ended September 30, 2026 and September 30, 2025 have been excluded from the calculation of diluted loss per share as it would be anti-dilutive.

Losses are not allocated to the Pre-Funded Warrants in determining earnings per share in accordance with the Company’s accounting policy. Accordingly, in periods in which the Company reports a net loss and no dividends are declared, the entire net loss is attributed to common shareholders for purposes of computing basic loss per share. Basic loss per share for Pre-Funded Warrants is based on nil net income for the three months and nine months ended September 30, 2026 and 2025.

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

Share Capital (Issued and Outstanding)

As noted above, the Company completed a twelve-for-one consolidation of its issued and outstanding Common Shares on January 27, 2026. The numbers of Common Shares, Pre-Funded Warrants, and Stock options have been adjusted on a retroactive basis.

The effect of the share consolidation on the issued and outstanding number of Common Shares, Pre-Funded Warrants, and stock options outstanding at January 27, 2026, is as follows:

	Balance Before Share Consolidation	Balance After Share Consolidation
Common Shares	185,507,153	15,458,903
Pre-Funded Warrants	37,916,940	3,159,743
Stock Options	26,436,082	2,202,960

February 2026 Equity Offering

On February 9, 2026, the Company completed a public offering (the “February 2026 Equity Offering”), issuing 5,168,019 Common Shares at $10.10 per Common Share and Pre-Funded Warrants to purchase 495,049 Common Shares with no expiry date and an exercise price of $0.00001 for $10.09999 per Pre-Funded Warrant (CA$13.80999 per Pre-Funded Warrant) for gross proceeds of $57,197. The costs associated with the February 2026 Equity Offering were $5,296, including cash costs for commissions to the agents of approximately $4,004 and professional fees and regulatory costs of $1,292.

Pre-Funded Warrants

The following is a summary of changes in Pre-Funded Warrants:

	Nine months ended, September 30, 2026		Nine months ended, September 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	3,159,743	$0.00009	4,297,313	$0.00009
Exercised	(582,228)	$0.00009	(1,137,570)	$0.00009
Issued	495,049	$0.00001	-	-
Outstanding, end of period	3,072,564	$0.00008	3,159,743	$0.00009

Each Pre-Funded Warrant entitles the holder to acquire one common share at a nominal exercise price, and does not expire. Holders of Pre-Funded Warrants are entitled to participate in dividends and other distributions on an as-exercised basis in accordance with their terms.

At-the-market (“ATM”)

On August 14,2026, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$50.0 million (the ATM Offering). The Company plans to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. During the three and nine months ended September 30, 2026, no shares were issued under the ATM.

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

9.	Warrants

Warrants have been issued as part of equity financings and include compensation to agents and brokers of the Company. Pre-Funded Warrants are listed separately on the condensed consolidated interim statement of financial position and on the condensed consolidated interim statement of changes in shareholders’ equity and are excluded from the tables below. The following is a summary of changes in warrants:

	Nine months ended, September 30, 2026		Nine months ended, September 30, 2025
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of period	-	-	893,842	CA$6.36
Exercised	-	-	(468,590)	CA$6.36
Expired	-	-	(425,252)	CA$6.36
Outstanding, end of period	-	-	-	-

10.	Stock-Based Compensation

On January 27, 2026, the Company completed a twelve-for-one share consolidation of its issued and outstanding Common Shares. The numbers of Common Shares, Pre-Funded Warrants, and Stock options have been adjusted on a retroactive basis. Pursuant to the terms of the Company’s stock option plan, the number of stock options outstanding and their exercise prices have been adjusted to reflect the consolidation, such that the total value of each stock option is preserved.

Effective May 14, 2024, the Company adopted a new omnibus equity incentive plan (“Omnibus Plan”) which authorizes the Board of Directors to administer the Omnibus Plan to provide equity-based compensation in the form of stock options and restricted stock units.

The Company currently maintains its existing Amended and Restated Incentive Stock Option Plan (“Option Plan”) but effective May 14, 2024 no further grants will be made under this plan though existing grants under the Option Plan will remain in effect in accordance with their terms. The aggregate number of Common Shares that may be issued under all awards under the Omnibus Plan and the Option Plan is 15% of our issued and outstanding Common Shares on a rolling basis.

Under both the Omnibus Plan and the Option Plan, the exercise price of each option equals the market price of the underlying share on the date of the grant. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

The Company calculates the fair value of each stock option grant using the Black-Scholes option pricing model at the grant date. The stock-based compensation expense of the stock options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock option transactions for the nine months ended September 30, 2026, and September 30, 2025, are presented below:

	Nine months ended, September 30, 2026		Nine months ended, September 30, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	2,202,960	CA$8.82	1,156,608	CA$8.78
Granted	937,176	CA$10.05	1,103,202	CA$8.79
Exercised	(7,295)	CA$7.08	-	-
Forfeited and expired	(207,993)	CA$8.78	(70,627)	CA$9.41
Outstanding, end of period	2,924,848	CA$9.22	2,189,183	CA$8.76

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

As at September 30, 2026, the Company had the following outstanding options:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
CA$3.90-$9.40	1,673,319	7.96	CA$7.14	740,957	CA$6.41
CA$9.41-$14.90	1,082,236	8.79	CA$10.70	309,136	CA$9.65
CA$14.91-$20.40	169,293	4.87	CA$20.32	169,293	CA$20.32
	2,924,848	8.09	CA$9.22	1,219,386	CA$9.16

The following table presents the assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period, and the resultant average fair values:

	Nine months ended, September 30, 2026	Nine months ended, September 30, 2025
Expected life of stock options	8 years	10 years
Expected weighted average volatility	75.65%	83.90%
Expected dividend yield	nil%	nil%
Weighted average risk-free interest rate	3.34%	3.10%
Weighted average fair value of stock options granted in the period	$5.44	$5.36

Due to the absence of volatility rates specific to the Company, the Company considered the volatility of similar companies in determining this estimate.

During the three and nine months ended September 30, 2026, $880 (2025 - $774) and $2,529 (2025 - $2,250), respectively, have been recognized as stock-based compensation expense.

11.	Operating Expenses:

Research and development expenses:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries	1,666	909	4,621	2,430
Discovery expenses	197	168	649	498
Preclinical expenses	688	409	2,641	1,690
Chemistry, manufacturing and controls	1,105	334	3,865	858
Clinical	4,779	1,759	12,924	6,442
Stock-based compensation	563	415	1,243	1,053
Total research and development expenses	8,998	3,994	25,943	12,971

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

General and administrative expenses:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and board fees	1,017	819	2,889	2,561
Professional fees	870	584	2,146	1,238
Other operating expenses	327	106	1,169	437
Patent and intellectual property costs	147	102	449	404
Stock-based compensation	317	359	1,286	1,197
Depreciation	1	2	3	4
Total general and administrative expenses	2,679	1,972	7,942	5,841

12.	Commitments and Contingencies

The Company enters into contracts in the normal course of business, including for research and development activities. As at September 30, 2026, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $21,280. These commitments are generally cancellable with notice, subject to payment for services rendered to the date of termination. These commitments include agreements related to the conduct of long-term toxicology, manufacturing, clinical development, and clinical trial costs.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$21,280	$16,557	$4,723	0	0

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones.

As described in Note 7, the Company is party to the Funding Agreement with the FSHD Canada Foundation that provides for payments based on future FSHD licensing revenue and product sales. The aggregate payments are limited to four times the funding advanced under the agreement and are contingent upon the occurrence of future licensing or commercialization events.

During the nine months ended September 30, 2026, the Company paid a milestone payment of $108 to Ottawa Hospital Research Institute (“OHRI”) triggered by the initiation of a Phase 2 clinical trial in the United States under the terms of the Ottawa Hospital Research Institute license (“OHRI License”).

13.	Related Party Transactions

Franklin Berger, a member of the Board of Directors of the Company, purchased 24,750 Shares in the February 2026 Equity Offering and Bloom Burton Securities Inc., an entity that is jointly controlled by Brian Bloom, a director of the Company, received a commission of $200 related to its role as co-manager in the transaction.

Key management personnel consists of the Company’s Chief Executive Officer, Chief Scientific Officer, Chief Medical Officer, Chief Development Officer, and Chief Financial Officer and the Directors of the Company. The remuneration of key management personnel is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and management fees	906	663	2,838	1,951
Stock-based compensation	576	499	1,692	1,440
Total	1,482	1,162	4,530	3,391

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

14.	Segmented Information

The Company operates within a single operating segment, the research and development of small molecule drug candidates to treat degenerative muscle diseases, which is the Company’s only reportable segment and is consistent with the internal reporting provided to the chief operating decision-maker. The Company operates in three geographic areas, Canada, United States and Australia. As at September 30, 2026, the Company held total assets of $176 (December 31, 2025 - $207) in the United States, $556 (December 31, 2025 - $669) in Australia and $57,253 in Canada (December 31, 2025 - $31,013).

15.	Capital Management

The Company manages its capital structure in an endeavour to ensure sufficient resources are available to meet day-to-day operational requirements, further develop its existing technology, and continue as a going concern. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue debt or sell assets. Total capital is calculated as the Company’s own equity.

The Company is not subject to any externally imposed capital requirements.

16.	Financial Instruments and Risk Management

The Company is exposed to various risks through its financial instruments including the following at September 30, 2026:

a)	Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables. The carrying value of these items represent the Company’s maximum exposure to credit risk. At September 30, 2026 and December 31, 2025, no expected credit losses were recognized on any outstanding receivables. During the period ended September 30, 2026, the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US Government treasury bills and Guaranteed Investment Certificates. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by maintaining cash balances with large, reputable financial institutions and by investing in highly liquid instruments issued or guaranteed by governments or financial institutions. Such investments are restricted to instruments with a minimum credit rating of BB (or equivalent) at the time of investment. The Company's cash equivalents and short-term investments consist primarily of operating funds, deposit investments and Guaranteed Investment Certificates with commercial banks. The carrying values of cash and cash equivalents, short-term investments, and receivables represent the Company’s maximum exposure to credit risk.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. As at September 30, 2026, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

The Funding Agreement with FSHD Canada Foundation provides for potential future payments based on FSHD licensing revenue and product sales. Aggregate payments are limited to four times the funding advanced under the Funding Agreement. Such payments are dependent upon future licensing or commercialization events. The Company has no obligation to commercialize the FSHD program and, accordingly, the timing and amount of any future payments are uncertain.

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

c)	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and price risk.

I)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates.

Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the US dollar, primarily expenses for general and administrative and research and development incurred in Canadian dollars. The Company manages foreign exchange risk by maintaining Canadian dollars cash on hand to fund its short-term foreign currency expenditures. Balances held in foreign currencies, presented in US dollars are as follows:

	As at September 30, 2026
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	4,124	487	-	1,564	6,175
Short-term investments	44,600	-	-	2,239	46,839
Accounts payable and accrued liabilities	(3,076)	(20)	(2,400)	(2,252)	(7,748)
Total	45,648	467	(2,400)	1,551	45,266

	As at December 31, 2025
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	5,105	498	-	4,201	9,804
Short-term investments	14,550	-	-	3,356	17,906
Accounts payable and accrued liabilities	(1,759)	(4)	(921)	(1,421)	(4,105)
Total	17,896	494	(921)	6,136	23,605

Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar, Australian dollar, and Euro would result in an increase or decrease in loss and comprehensive loss for the nine months ended September 30, 2026, of $38 (December 31, 2025 - $571).

II)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short-term investments in banks and financial institutions, and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

III)	Fair Value

Financial assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements, are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

●	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

SATELLOS BIOSCIENCE INC.

Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

For the three and nine months ended September 30, 2026 and 2025

(Amounts expressed in thousands of US Dollars, except for share and per share amounts)

●	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At September 30, 2026, the Company's financial instruments, all subsequently measured at amortized cost, included cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, the carrying amounts approximate their fair value at the respective condensed consolidated interim statement of financial position date.